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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Student Advantage, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

86386Q 30 3

(Cusip Number)

Raymond V. Sozzi, Jr.
c/o Student Advantage, Inc.
280 Summer Street
Boston, MA 02210
Tel: (617) 912-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 18, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86386Q 30 3	Page 2 of 6 Pages

1.	Name of Reporting Person: Raymond V. Sozzi, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 75,629

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 75,629

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 75,629

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 86386Q 30 3	Page 3 of 6 Pages

ITEM 1. SECURITY AND ISSUER

     This statement relates to common stock, $0.01 par value per share, of Student Advantage, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is 280 Summer Street, Boston, Massachusetts 02210.

ITEM 2. IDENTITY AND BACKGROUND

(a) to (f)

     This statement is being filed by Raymond V. Sozzi, Jr. Mr. Sozzi’s principal occupation is serving as the Chairman of the Board, President and Chief Executive Officer of the Issuer. He is a citizen of the United States of America. His business address is 280 Summer Street, Boston, MA 02210. The Issuer’s principal address is 280 Summer Street, Boston, MA 02210, and its principal business is to provide media and commerce products and services focused on the higher education market.

     During the past five years, Mr. Sozzi has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. Sozzi paid for his shares of common stock with private funds. This statement is being filed because Mr. Sozzi is expected to become the indirect owner of all of the outstanding common stock of the Issuer as a result of the proposed transaction described in Item 4 below. Mr. Sozzi expects to use his personal funds for the acquisition of the shares of common stock described in Item 4 below. Based on the number of shares outstanding as of November 19, 2003, the aggregate purchase price for the shares to be acquired in the proposed transaction would be $484,764.

ITEM 4. PURPOSE OF TRANSACTION

(a) to (f)

     On November 18, 2003, the Issuer, Athena Ventures Parent, Inc., an entity formed by Mr. Sozzi for the purpose of effecting the proposed transaction (“Athena Parent”) and Athena Ventures Acquisition Sub, Inc. (“Athena Sub” and collectively with Athena Parent, “Athena Ventures”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides for the merger (the “Merger”) of Athena Sub with and into the Issuer, whereby each outstanding shares of common stock of the Issuer would be converted into the right to receive a cash payment of $1.05 per share and the Issuer becoming a wholly owned subsidiary of Athena Parent. The consummation of the Merger is subject, among other conditions, to approval by the Issuer’s stockholders. The purpose of the transactions contemplated by the Merger Agreement is for Mr. Sozzi to acquire all of the outstanding securities of the Issuer.

     A Special Committee of the Board of Directors of the Issuer negotiated with Mr. Sozzi the terms of the Merger Agreement. The Special Committee received a presentation and obtained a report from Luminary Capital with respect to the fairness of the price offered in the Merger and determined that it would recommend approval of the Merger to the Issuer’s Board of Directors. The Board of Directors considered the Special Committee’s recommendation and determined that the Merger is advisable, fair and in the best interests of stockholders, approved and adopted the Merger, and recommended to stockholders that they vote in favor of the Merger.

CUSIP No. 86386Q 30 3	Page 4 of 6 Pages

     On November 18, 2003, the Issuer also entered into a purchase and sale agreement (the “Purchase Agreement”) with NCSN, Inc. doing business as College Sports Television (“NCSN”), pursuant to which NCSN agreed, subject to certain conditions including approval of the Issuer’s stockholders, to acquire substantially all of the assets of the Issuer related to its college sports websites and related services business (the “Asset Sale”) for $2.85 million in cash, the delivery by NCSN of a convertible promissory note in the principal amount of $4.25 million and warrants to purchase 580,601 shares of NCSN common stock at a purchase price of $7.32 per share (such note and warrants the “Non-cash Consideration”). The purchase price is subject to adjustment based on the working capital as of the closing and other specified conditions. The consummation of the Asset Sale is a condition to the Merger. Mr. Sozzi entered into a voting agreement with NCSN pursuant to which he agreed to vote his shares of common stock of the Issuer in favor of the approval of the Asset Sale (the “Voting Agreement”).

     As of September 30, 2003, the Issuer had $8.0 million of total indebtedness, consisting of (i) $4.5 million of indebtedness to Reservoir Capital Partners, L.P. and its affiliated entities (collectively, the “Reservoir Lenders”), (ii) $2.5 million of indebtedness to Scholar, Inc. (“Scholar”), of which Mr. Sozzi is the President and a significant stockholder and which was an entity formed for the purpose of making a loan to the Issuer and (iii) an obligation to pay John S. Katzman, a former member of the Issuer’s Board of Directors who guaranteed the Issuer’s obligations under the loan from the Reservoir Lenders, a fee of $1.0 million. In connection with the transactions described above, the Issuer entered into an agreement (the “Lender Agreement”) with the Reservoir Lenders, Scholar and Mr. Katzman pursuant to which (1) the Reservoir Lenders agreed to accept the Non-cash Consideration in full satisfaction of amounts owed to them through the date of the closing of the Merger, (2) Scholar agreed to accept $2.25 million in full satisfaction of amounts owed to it through the date of the closing of the Merger and (3) Mr. Katzman agreed to accept $550,000 in full satisfaction of amounts owed to him through the date of the closing of the Merger. In the event the Asset Sale and Merger are not consummated, the terms of the loan from Reservoir Lenders, the loan from Scholar and Mr. Katzman’s guarantee fee would remain unchanged. The Issuer expects to use all of the proceeds of the Asset Sale to satisfy its outstanding indebtedness to the Reservoir Lenders, Scholar and Mr. Katzman.

     Upon consummation of the Merger, the Issuer would be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act of 1934, as amended, would no longer be subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and its common stock would cease to be quoted on the OTC Bulletin Board.

     The above descriptions of the Merger, the Merger Agreement, the Purchase Agreement, the Voting Agreement and the Lender Agreement are qualified in their entirety by reference to the full text of the Merger Agreement, the Purchase Agreement, the Voting Agreement and the Lender Agreement, which are attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) – (b)

     The percentage set forth in this Item 5 is based on the number of shares of outstanding common stock reported in the Form 10-Q for the quarter ended September 30, 2003 filed by the Issuer, which stated that as of November 10, 2003, there were 537,309 shares of common stock outstanding. As of November 20, 2003, Mr. Sozzi beneficially owned 75,629 shares of the Issuer’s common stock, which represents 14.1% of the Issuer’s outstanding shares of common stock, and he had the sole power to vote or dispose of all of such shares of common stock. Mr. Sozzi does not share voting or dispositive power with respect to any shares of the Issuer’s common stock.

CUSIP No. 86386Q 30 3	Page 5 of 6 Pages

     (c) Mr. Sozzi has not entered into transactions involving the Issuer’s common stock within the past 60 days, except for the Merger and Voting Agreement described in Item 4 above.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Mr. Sozzi has entered into the Merger Agreement and the Voting Agreement described in Item 4 above. See also Item 7.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     The following exhibits are filed herewith:

99.1	Agreement and Plan of Merger, by and between Student Advantage, Inc. and Athena Ventures Parent, Inc., dated November 18, 2003. (Incorporated by reference to Exhibit 99.4 filed with the Issuer’s Current Report on Form 8-K dated November 18, 2003 and filed on November 20, 2003)

99.2	Form of Note Agreement between NCSN, Inc., the Subsidiary Guarantors party thereto and the Noteholders party thereto. (Incorporated by reference to Exhibit 99.2 filed with the Issuer’s Current Report on Form 8-K dated November 18, 2003 and filed on November 20, 2003)

99.3	Form of NCSN, Inc. Common Stock Purchase Warrant. (Incorporated by reference to Exhibit 99.3 filed with the Issuer’s Current Report on Form 8-K dated November 18, 2003 and filed on November 20, 2003)

99.4	Purchase and Sale Agreement, by and between Student Advantage, Inc. and NCSN, Inc., dated November 18, 2003. (Incorporated by reference to Exhibit 99.1 filed with the Issuer’s Current Report on Form 8-K dated November 18, 2003 and filed on November 20, 2003)

99.5	Voting Agreement, by and between NCSN, Inc. and Raymond V. Sozzi, Jr., dated November 18, 2003.

99.6	Letter Agreement, by and among Reservoir Capital Partners, L.P., Scholar, Inc., John S. Katzman and Student Advantage, Inc., and its subsidiaries named as Guarantors, dated November 13, 2003. (Incorporated by reference to Exhibit 99.5 filed with the Issuer’s Current Report on Form 8-K dated November 18, 2003 and filed on November 20, 2003)

CUSIP No. 86386Q 30 3	Page 6 of 6 Pages

SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2003

/s/ Raymond V. Sozzi, Jr.

Raymond V. Sozzi, Jr.